August 25, 2005

Brian K. Bhandari

Securities and Exchange Commission

Division of Corporation Finance

100 F Street
Washington, D.C. 20549

Re:

Technest Holdings, Inc.

Item 4.01 Form 8-K

Filed May 20, 2005

File No. 000-27023

Ladies and Gentlemen:

This letter responds to Mr. Bhandari’s letter dated August 5, 2005 setting forth the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Current Report on Form 8-K of Technest Holdings, Inc. (“Technest”) filed on May 20, 2005 (File No. 000-27023).  Please note that, in this letter, we have recited the comments from the Commission in italicized, bold type and have followed each comment with Technest’s response.  Technest is currently filing via EDGAR an amended Current Report on Form 8-K/A.

Form 8-K filed May 20, 2005

1. Please amend your Form 8-K to include disclosures required by Item 304(a)(1)(i) and Item 304(a)(1)(iii) of Regulation S-B.

Technest has amended its 8-K to include the disclosure required by Item 304(a)(1)(i) and Item 304(a)(1)(iii) of Regulation S-B and has filed the Amended 8-K.

2.  Please amend to file a letter from Sherb & Co. LLP, as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter should reflect their agreement or disagreement with any disclosures in the amended Form 8-K filing.

Technest has amended its 8-K to include a letter from Sherb & Co. LLP in accordance with Item 304(a)(3) of Regulation S-B as Exhibit 16.1.

Technest hereby acknowledges that:

•

Technest is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Technest may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions do not hesitate to contact Suzette O’Connor, Co-General Counsel of Technest Holdings, Inc. at (617) 973-5108.

Very truly yours,

Technest Holdings, Inc.

/s/ Gino Pereira

Gino Pereira

Chief Financial Officer